Boston  Brussels  Chicago  Düsseldorf  Houston  London  Los  Angeles  Miami  Milan
Munich  New York  Orange County  Rome  San Diego  Silicon Valley  Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)
Thomas P. Conaghan Partner tconaghan@mwe.com +1 202 756 8161
May 18, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Mail Stop 3628

Re:	Care Investment Trust Inc. (“Care”) Schedule TO-I/13E-3 Filed on April 16, 2010 SEC File No. 005-82950 Preliminary Proxy Statement Filed on April 13, 2010 SEC File No. 001-33549
Dear Mr. Duchovny:
On behalf of Care Investment Trust Inc. (“Care”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated May 5, 2010 (the “Comment Letter”) relating to the preliminary Schedule 14A filed by Care on April 13, 2010, as amended (File No. 001-33549) (the “Proxy Statement”) and Schedule TO-I/13E-3 filed by Care on April 16, 2010, as amended (File No. 005-82950) (the “Schedule TO-I/13E-3”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement or the Schedule TO-I/13E-3 and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”) as context dictates.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

Preliminary Proxy Statement
1. It appears that the proxy statement should include information required by Item 14 of Schedule 14A. Refer to Note A of Schedule 14A. Please tell us why you have not provided Tiptree financial information, as required by Item 14(c)(1) of Schedule 14A.
Because the combined result of the stock issuance to Tiptree, the separate cash tender offer being conducted by Care, the resignation of at least three members of the Care board of directors and the appointment of replacements acceptable to Tiptree will result in Tiptree acquiring control of Care and Care’s stockholders will not be given a separate opportunity to vote specifically on the anticipated “acquisition” of Care by Tiptree, Care included disclosure required by Item 14 of Schedule 14A for an acquisition transaction pursuant to Note A to Schedule 14A. However, in response to the Staff’s comment that Tiptree financial information is required, Care respectfully submits that financial information for Tiptree Financial Partners, L.P. (“Tiptree”) is not required by Item 14(c)(1) of Schedule 14A because such information is not material to an informed voting decision of the stockholders of Care, as described in Instruction 2(a) to Item 14. In the Proxy Statement, Care’s stockholders will be voting on, among other related items, the issuance of stock to Tiptree and the abandonment of the plan of liquidation. The consideration to be received by Care’s stockholders in the tender offer shall consist solely of cash, the tender offer is for all outstanding shares of common stock of Care and the tender offer is not subject to any financing condition. The sources of funds for the tender offer of Care’s existing cash and the proceeds of the stock issuance to Tiptree. The Tiptree funds, however, are “assured” in that Tiptree is required to deposit (prior to closing and as a condition to closing) $60,430,932 (an amount in excess of the $60,346,368 which represents Tiptree’s obligation under a 100% tender scenario under the tender offer, taking into account Care’s available cash on hand) with the escrow agent and has made a representation and warranty in the purchase and sale agreement that it will have sufficient funds available to do so.
Accordingly, Care respectfully submits that the financing for the transaction is “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A and that financial statements for Tiptree are not required.
2. We note that you have incorporated financial information about Care Investment Trust by reference to your annual report on 10-K for the year ended December 31, 2009. We also note that the 10-K does not include financial information for your joint ventures with Cambridge Holdings Inc. and Senior Management Concepts, LLC. Please tell us why you believe incorporation by reference to the 10-K is sufficient to satisfy the disclosure requirements of Items 13 and 14 of Schedule 14A, considering this deficiency.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

Care respectfully submits to the Staff that, despite the fact that Care’s Form 10-K did not include separate audited financial statements for four of the eight limited liability entities in Cambridge Holdings, Inc. (“Cambridge Holdings”) and Senior Management Concepts, LLC (“SMC”) under Rule 3-09 of Regulation S-X, or include summarized financial information for SMC under Rule 4-08(g) of Regulation S-X, the disclosure being provided to Care’s stockholders in the Schedule 14A, including the operational and financial disclosure included in the Proxy Statement or incorporated by reference to Care’s Form 10-K and other periodic reports and prior Proxy Statements, provides sufficient disclosure to satisfy the disclosure requirements of Items 13 and 14 of Schedule 14A.
As described in Care’s April 12, 2010 letter to Wayne Carnall of the Division of Corporation Finance, Care believes that inclusion of separate audited financial statements for Cambridge Holdings and SMC would not provide additional material disclosure to Care’s stockholders. Care’s investment in Cambridge Holdings consists of an 85% equity interest in eight limited liability entities that own nine medical office buildings. Under Rule 3-09 of Regulation S-X, Care is required to provide audited financial statements only for those entities that cross the 20% test under any of the asset, investment or income significance tests. Only four of the eight limited liability entities cross the 20% significance barrier, and, as a result, Rule 3-09 would require separate audited financial statements for only four such entities. By contrast, Care provides in the audited footnotes to its consolidated financial statements in its Form 10-K summarized combined financial information for its entire investment in Cambridge Holdings (i.e. all eight entities comprising its total investment). Providing separate audited financial statements for four of those eight limited liability entities will not provide Care’s stockholders with any additional meaningful information to assist in the voting decisions presented, and the absence of such information would not render Care’s proxy disclosure deficient under the proxy rules. Similarly, the significance of SMC’s contribution to Care’s consolidated pretax net loss, after adjustment to exclude investee income, for 2009 was 29%, only marginally above the 20% threshold under Rule 3-09 of Rule S-X. We believe that the absence of separate audited financial statements or summarized financial information for SMC would not materially impact Care’s stockholders’ voting decisions and would not render Care’s proxy disclosure deficient.
Care also supplementally advises the staff that it will add its Form 10-K and Form 10-K/A for the year ended December 31, 2009 and its Form 10-Q for the quarter ended March 31, 2010, to its proxy statement and will deliver these documents to its stockholders as part of the solicitation.
Schedule 13E-3
3. It appears that the proxy solicitation is a step in a series of transactions that has “either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects” described in Rule 13e-3(a)(3)(ii). Thus, please file a Schedule 13E-3 in connection with your proxy solicitation or include the appropriate disclosure from the Proxy Statement in the Schedule 13E-3 already filed.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

Care respectfully submits to the Staff that the proxy solicitation for stockholder approval of the Tiptree share purchase (“Tiptree Share Purchase”) is not the first step in a transaction under Rule 13e-3 for two fundamental reasons: first, the Tiptree Share Purchase being voted upon merely involves the issuance of new shares to Tiptree and thus does not have a reasonable likelihood, and is not being conducted for the purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii); and second, Tiptree is not an “affiliate” of Care. The policies underlying Rule 13e-3 are not implicated by the Tiptree Share Purchase, there would be no incremental disclosure benefit to Care’s stockholders of characterizing the Tiptree Share Purchase as part of the “going private transaction,” and the dissemination costs associated with such a conclusion would be exorbitant.
No Reasonable Likelihood or Purpose of Rule 13e-3 Effects
The Tiptree Share Purchase does not have a reasonable likelihood, and is not being conducted for the purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), namely causing Care’s common stock to become eligible for deregistration or causing Care’s common stock to be delisted from the NYSE. Care is currently eligible to voluntarily deregister its common stock under the Exchange Act due to the fact that it has fewer than 300 stockholders of record, so the only relevant “going private effect” is a possible delisting of Care’s stock from the NYSE. Tiptree has specifically represented in the purchase and sale agreement that it intends to cause Care’s common stock to continue to be listed for trading on the NYSE from and after the closing of the transaction, and has further covenanted to use commercially reasonable efforts to cause Care’s common stock to continue to be listed for trading on the NYSE for a period of one (1) year following the closing of the transaction. See Sections 4.7 and 6.8 of the purchase and sale agreement. In addition to Tiptree’s express representation and covenant in the purchase and sale agreement, it is not reasonably likely that the Tiptree Share Purchase (as contrasted with the issuer cash tender offer) would cause Care’s common stock to become delisted.
Tiptree Is Not an Affiliate and Rule 13e-3 Policy Concerns Are Absent
As of the date that the purchase and sale agreement was entered into, and as of the current date, Tiptree is clearly not an affiliate of Care. Tiptree does not own any equity securities of Care or have any means to control the Company. The Tiptree Share Purchase was negotiated completely at arm’s length and was approved by Care’s special committee and full board of directors. As a result, the policy concerns behind Rule 13e-3 are not present in the context of the Tiptree Share Purchase. The Tiptree Share Purchase is not a situation in which an affiliate of an issuer is taking advantage of the information it has gained as an insider to purchase shares from stockholders of the issuer at an unfair or opportunistic price or time. Moreover, the issuer cash tender offer itself is not a “true” going private transaction in that Care is not affirmatively seeking to deregister or delist Care’s common stock. To the contrary, Tiptree is seeking a public company platform in its acquisition and has covenanted that it will use commercially reasonable efforts to keep Care’s common stock listed for at least one (1) year from the closing. In exploring strategic alternatives, Care’s special committee and board of directors have sought transaction structures that result in a liquidity event for Care’s stockholders at an attractive price. Care’s special committee and board of directors were amenable to Tiptree’s proposed transaction structure because it permitted Care to provide its current stockholders with such a liquidity election. Alternatively, in connection with the tender offer, Care’s stockholders may choose to hold their investment, which will come under the new management to be provided by Tiptree. However, because the issuer cash tender offer is open to all of Care’s stockholders and covers all of Care’s outstanding common stock, Care could not conclude that there was no “reasonable likelihood” that the number of Care stockholders following the cash tender offer would not fall below the levels required by the NYSE, prompting a delisting proceeding by the NYSE. As a result, Care is complying with Rule 13e-3 more out of technical compliance and not because the issuer cash tender offer is a “true” going private transaction.
Requiring Care to Treat the Share Purchase as a Rule 13e-3 Transaction Would Provide No Incremental Disclosure Benefit for Stockholders, But Would Significantly Increase Care’s Dissemination Costs
Requiring Care to comply with the separate Rule 13e-3 disclosure and dissemination requirements for the Tiptree Share Purchase would not provide any incremental disclosure benefit to Care’s stockholders while significantly increasing the dissemination costs for Care.
With the exception of the Item 8 disclosure regarding the fairness of the transaction, the disclosure specifically required by Rule 13e-3 (subject company information, identity and background of the filing person, terms of the transaction, past contacts, transactions, negotiations and agreements, purposes, alternatives, reasons and effects) is either already included in the Proxy Statement or inapplicable.
Care’s special committee and board of directors did not separately conclude that the Tiptree Share Purchase was fair, procedurally and from a financial point of view, to Care’s unaffiliated stockholders because such transaction was negotiated at arm’s length with an unaffiliated third party. Care’s special committee and board of directors did reach that conclusion with respect to the tender offer because such issuer tender offer will be made for up to all of Care’s outstanding common stock, and an issuer tender offer is a “going private transaction” under Rule 13e-3. While there certainly is no intention on the part of either Care or Tiptree to seek a delisting from the NYSE, Care’s Board recognized that there was the possibility that the tender offer, which will be open to all Care stockholders, could result in a situation where Care’s total stockholder number fell below the listed company requirements of the NYSE. As disclosed in the Offer to Purchase, Care’s special committee and board of directors specifically considered the terms of the Tiptree Share Purchase (pricing terms and the process involved in reviewing and approving such Tiptree Share Purchase) as factors supporting their respective conclusions that the tender offer was fair to Care’s unaffiliated stockholders.
Lastly, Care notes that if the Tiptree Share Purchase is considered part of the “going private transaction” then Rule 13e-3(f) will require that the Proxy Statement be disseminated to the same stockholders who receive Care’s Schedule TO and Offer to Purchase. The Proxy Statement will be mailed to Care’s stockholders of record on a date prior to the anticipated mailing date of the Proxy Statement. The Offer to Purchase will be disseminated to all of Care’s stockholders on the date of commencement. Care currently intends to run the proxy solicitation and tender offer periods concurrently. Given that Care’s stockholder base may change between the record date for the Proxy Statement mailing and the launch date for the tender offer, Care would be forced to physically include a copy of the Proxy Statement with each copy of the Offer to Purchase that it disseminates pursuant to the tender offer. This will significantly add to Care’s printing and mailing costs, with no additional disclosure benefit for Care’s stockholders.
In conclusion, Care respectfully disagrees with the Staff’s comment and believes that the Tiptree Share Purchase is not a “step” in a going private transaction, as defined under Rule 13e-3, because the Share Purchase does not have a reasonable likelihood, and is not being conducted for the purpose of producing, either directly or indirectly, a “going private effect.” Further, the Share Purchase was negotiated completely at arm’s length with an unaffiliated third party so there is no policy reason to support the argument that the Tiptree Share Purchase should be considered part of the “going private transaction.” Lastly, characterizing the Tiptree Share Purchase as part of the “going private transaction” would provide no incremental disclosure benefit to Care’s stockholders, but would significantly increase Care’s transaction costs.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

4. Refer to comment 2 above. We note that you have incorporated by reference into the Schedule 13E-3 financial information from your annual report on Form 10-K which appears to be incomplete. Thus, please revise your disclosure to include or incorporate by reference the required financial information.
We respectfully refer the Staff to our response to Comment 2 above.
5. We note that Mr. Kellman, your former CEO, indicated his interest in participating in Tiptree’s acquisition of the company. Given Mr. Kellman’s apparent participation with Tiptree in this transaction, please explain why Tiptree should not be included as a filing person in the Schedule 13E-3.
While Mr. Kellman indicated an interest in participating with Tiptree in an earlier merger proposal made by Tiptree in April 2009, this proposal was rejected by Care. After that time, Mr. Kellman and Tiptree never reached any agreement to participate together in a transaction involving Care. Mr. Kellman resigned as Care’s Chief Executive Officer in December 2009. The transaction proposal made by Tiptree to Care in January 2010 did not contemplate the participation of Mr. Kellman, and Mr. Kellman did not participate in any way, shape or form in the negotiations between Care’s management and special committee, on the one hand, and Tiptree, on the other hand, with respect to the Rule 13e-3 transaction (i.e. the issuer cash tender offer), or the related purchase and sale agreement between Care and Tiptree.
Thus, under Rule 13e-3, Tiptree should not be deemed to be an “affiliate” of Care under Rule 13e-3 because Tiptree did not control Care, either directly, or indirectly through a relationship with Care’s management.
In response to your comment, we have revised the disclosure in “Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer” section of the Offer to Purchase to clarify that Mr. Kellman did not participate in the negotiations regarding the Tiptree transaction.
Schedule TO
6. We note, among other things, that the tender offer and its terms were negotiated with Tiptree during the negotiation of the purchase and sale agreement, that you have made the conditions to Tiptree’s obligation to deposit funds to finance the tender offer also conditions to the tender offer, thus Tiptree has the right to make a determination of whether a condition exists or will be waived, and that the Tiptree conditions are for the benefit of Tiptree and may be asserted or waived by Tiptree. Thus, we believe Tiptree is a bidder in the tender offer and Tiptree must file a Schedule TO with all the required disclosure. Alternatively, please provide us with your detailed legal analysis of why you believe Tiptree is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

As discussed with the Staff, Tiptree understands that it may be deemed a “bidder” in the tender offer by virtue of the definition of “bidder” under Rule 14d-1(g)(2), and as such will file, at the time the tender offer is commenced, a separate Schedule TO-T cover page with appropriate disclosure and/or cross-references to disclosure in Care’s Offer to Purchase. The information required pursuant to Instruction C of Schedule TO, with respect to certain partners or control persons of Tiptree shall be included upon the filing of the Schedule TO-T. Tiptree will also include an introductory note to explain that it is filing a separate Schedule TO-T because it may be deemed a “co-bidder” under Rule 14d-1(g)(2), and not because of a separate tender offer.
7. Please include the disclosure relating to the ratio of earnings to fixed charges in Item 10(a) of your Schedule TO in the offer to purchase.
Care respectfully informs the Staff that Care does not have any registered debt securities or any outstanding preferred securities, and, as such, the disclosure required by Item 10(a) of Schedule TO and Item 1010(a)(3) of Regulation M-A of the ratio of earnings to fixed charges is not applicable.
8. Please file as an exhibit the purchase and sale agreement with Tiptree. Refer to Item 1016(d) of Regulation M-A.
In response to your comment, we have revised the Schedule TO/13E-3 to include the purchase and sale agreement as an exhibit.
Offer to Purchase
9. We note that the offer is partially unfinanced and subject to a financing condition relating to Tiptree’s obligation to deposit funds with the escrow agent. Generally, when an offer is not financed, or when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).
Care respectfully advises the Staff that its tender offer is not subject to a financing condition and that the condition referred to by the Staff in its comment is more appropriately described as a “funding condition” (hereafter, the “Funding Condition”). The Staff has long recognized a distinction between firm, legally binding and committed financing and non-binding financial arrangements. Unlike a tender offer containing a true “financing” condition, Care’s tender offer will be commenced with a firm and legally binding commitment from Tiptree to deposit funds into escrow prior to Care’s acceptance for payment of shares in the tender offer. In

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

addition, Tiptree has represented to Care (Section 4.8 of the purchase and sale agreement) that it has, and will have immediately prior to the Pre-Closing Date (as defined in the purchase and sale agreement) sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make the required deposit in escrow. Tiptree’s commitment and representation are included in the purchase and sale agreement, which has been filed as Exhibit (d) to the Schedule TO/13E-3 and is available for all stockholders to review.
As disclosed in the Offer to Purchase, the tender offer is being conducted in conjunction with the Tiptree Share Purchase. Tiptree’s obligation to deposit funds under the purchase and sale agreement is subject to various conditions for its benefit, including the minimum tender condition, the receipt of the requisite Care stockholder vote and other customary conditions which are outside of Tiptree’s control and which may only be determined on the tender offer expiration date. These conditions are required in order to satisfy Tiptree that there has been no material adverse change in the Company since the date of the purchase and sale agreement. Tiptree has informed us that it will not waive its right to rely on these conditions and commit to make the deposit five days in advance of the expiration date of the tender offer. Thus, Care is not able to commit to confirming satisfaction of the Funding Condition at least five business days in advance of the expiration of the tender offer or extending the tender offer for five days following the satisfaction of the Funding Condition as it will occur by definition on the expiration date.
Care respectfully asserts that its position is consistent both with the investor-protection concerns underlying Rule 13e-4(e)(3)(i) under the Exchange Act and with the Staff’s treatment of other tender offers funded by third-party debt or equity financing.
In sum, pursuant to the terms of the purchase and sale agreement, as long as the minimum tender condition, the condition for obtaining the requisite Care stockholder vote and the other customary closing conditions are satisfied, Tiptree will deposit $60,430,932 into escrow, which funding would not be a material change to facts already disclosed in the Offer to Purchase. However, if Care agrees to terms which differ materially from that which is contemplated by the purchase and sale agreement and disclosed in the Offer to Purchase, including the waiver of the Funding Condition (which Care has no intention of doing), Care acknowledges that it would need to ensure that the tender offer is open for sufficient additional time after the date of the disclosure of the material change (which may require an extension of the tender offer depending on when the disclosure occurs).
10. We note your description of proposal 3 to be voted upon at the special meeting of shareholders in the proxy statement filed on April 13, 2010. Please revise the disclosure throughout the offer document to state that you also need shareholder approval to complete the tender offer.
In response to the Staff’s comment, we have revised the Offer to Purchase to further clarify that stockholder approval is a condition that must be satisfied, or, to the extent permitted, waived, to complete the tender offer.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

Summary Term Sheet, page i
11. Revise this section to summarize the Special Factors.
In response to the Staff’s comment, we have revised the Summary Term Sheet to cross-reference the relevant subsection of the new Special Factors section of the Offer to Purchase.
Cautionary Statement Concerning Forward-Looking Statements, page x
12. We note the disclaimer that you do not undertake any obligation to publicly update any forward-looking statements to reflect future events or circumstances. This disclosure is inconsistent with your obligation under Rules 13 e-3 (d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise your disclosure to comply with those rules as necessary.
In response to the Staff’s comment, we have revised the Cautionary Statement Concerning Forward-Looking Statements to indicate that Care will update the disclosure as required by applicable law.
13. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this and every section following it such that the “Special Factors” follow the Summary Term Sheet section.
In response to the Staff’s comment, we are revising the Offer to Purchase to include a Special Factors section at the beginning of the Offer to Purchase pursuant to Rule 13e-3(e)(1)(ii).
Reasons for the Tender Offer, page 3
14. Please revise this section generally to name individual representatives of the company (members of management and the board) instead of referring to them by their title.
In response to the Staff’s comment, we have revised the “Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer” section of the Offer to Purchase to name individual representatives of Care (members of management and the board) by name rather than solely by title.
15. With respect to Party A’s proposal, described in the first paragraph of page 6, please explain why the terms of the proposal were not “sufficiently attractive” to warrant considering it outside of a formal sale process. Also, describe the issues relating to valuation, dilution and governance that led the special committee and board to question

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

whether the proposal from Cambridge Holdings in August 2008 was in the best interests of your security holders.
In response to the Staff’s comment, we have revised the disclosure to provide the requested information.
16. We also note that after Mr. Kellman’s resignation in December 2009, there is no additional disclosure regarding Mr. Kellman’s participation with Tiptree in the current transaction. Please revise to update this disclosure.
In response to the Staff’s comment, we have revised the description of Mr. Kellman’s involvement to clarify that he was not involved in the Tiptree transaction. See our response to Comment 4 above.
17. Revise the fourth full paragraph on page 19 to describe the status of the Tiptree discussions on March 11, 2010 and the letter from Cambridge Holdings.
In response to the Staff’s comment, we have revised the disclosure to provide the requested information.
Fairness of the Tender Offer, page 20
18. Please revise this section to address the fairness of the going private transaction.
Care respectfully advises the Staff that it believes that the current disclosure addresses the fairness of the “going private transaction,” which is the issuer tender offer. See Care’s response to Comment 3 above.
19. Please revise this section to address the procedural fairness of the going private transaction and to provide the disclosure required by Item 1014(b) of Regulation M-A and Instruction 2 thereto.
In response to the Staff’s comment, we have revised the “Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer” section to the Offer to Purchase to provide additional disclosure required by Item 1014(b) of Regulation M-A and Instruction 2 thereto.
20. Please provide us your analysis of whether Credit Suisse provided services to the company that would necessitate disclosure under Item 1015 of Regulation M-A.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

Care did not receive any report, opinion or appraisal from Credit Suisse or any other outside party that would necessitate disclosure under Item 1015 of Regulation M-A. Credit Suisse assisted and advised the special committee in evaluating various strategic alternatives as described in the “Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer” section of the Offer to Purchase. Care’s board determined to pursue a plan of liquidation in late 2009 and stockholders approved the plan of liquidation in January of 2010. Care did not receive any report, opinion or appraisal in conjunction with the proposed plan of liquidation. The Tiptree transaction was negotiated subsequent to the approval of the proposed plan of liquidation and the board’s and special committee’s evaluation of the fairness of the transaction was based in part on the fact that the Tiptree transaction would result in greater value to Care’s stockholders than the value estimated to result from the plan of liquidation.
Certain Effects of the Tender Offer, page 21
21. Please provide the disclosure required by Item 1013(d) and Instruction 3 thereto.
In response to the Staff’s comment, we have revised the “Special Factors — Reasons for the Tender Offer; Certain Effects of the Tender Offer” section of the Offer to Purchase to provide additional disclosure required by Item 1013(d). Note that Care respectfully asserts that the tender offer is the “going-private transaction.”
Purchase of Shares and Payment of Purchase Price, page 27
22. We note that the litigation with Cambridge Holdings is pending. Please disclose whether or not the result of the litigation would affect your ability to accept tendered securities for purchase.
Care respectfully submits that a court-ordered injunction against the issuance of stock to Tiptree or the tender offer closing would affect Care’s ability to accept tendered shares. However, as disclosed in the Offer to Purchase, the absence of such an injunction is a condition to closing the tender offer. Cambridge Holdings has not filed a motion requesting such an injunction to date. Therefore, Care respectfully submits that no additional disclosure is required because Care has already disclosed that a condition to the closing of the tender offer is that no injunction be in effect that prevents or prohibits the transactions.
Conditions of the Tender Offer, page 28
23. We note you have reserved the right to assert the occurrence of any of the conditions to the offer at any time after a certain date, presumed to be the commencement

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

date, and “prior to the time of payment of any of the shares.” Defining the conditions in such a way suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.
In response to the Staff’s comment, we have revised the “The Tender Offer — Conditions of the Tender Offer” section to clarify that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived on or prior to the Expiration Time.
The introduction to the “The Tender Offer — Conditions to the Tender Offer” section (and corresponding section in the Summary Term Sheet) have been revised to state that “...Care’s obligation to accept for payment and pay for your tendered shares depends upon the satisfaction or waiver of the following conditions set forth in the Purchase Agreement, each of which must be satisfied or, subject to the requirements of the Purchase Agreement, waived by Care prior to the Expiration Time (as such date may be extended as provided in this Offer to Purchase).”
24. Please update the conditions that refer to events occurring since March 16, 2010 to clarify whether or not those events have occurred through the date of commencement.
In response to the Staff’s comment, we have revised the disclosure to reflect that consents and government approvals have been obtained or determined to be not applicable.
25. Note that a tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied and must be outside of the control of the bidder. Certain of the conditions to Tiptree’s obligation to make a deposit with the escrow agent are drafted to be within Tiptree’s control and thus may make the offer illusory. If Tiptree is determined to be a bidder in the tender offer, please revise accordingly the fifteenth and sixteenth bullet points in its conditions (page 29).
The conditions to Care’s and Tiptree’s obligations to accept for payment shares tendered in the tender offer and deposit funds in escrow, respectively, are each customary conditions, objectively verifiable and outside of the control of each party. Neither party may elect to move forward with the transaction unless a condition outside of its control is not satisfied.
26. Refer to the disclosure in the last paragraph of this section relating to your or Tiptree’s failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you and Tiptree must decide whether or

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

not to waive the condition. Note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, a bidder may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your and Tiptree’s understanding supplementally.
Care hereby supplementally confirms its understanding that if a condition is triggered and Care decides to proceed with the tender offer anyway, this would constitute a waiver of the triggered condition. Care hereby supplementally confirms that, depending on the materiality of the waived condition and the number of days remaining in the tender offer, Care may be required to extend the tender offer and recirculate new disclosure to security holders; Care may not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.
27. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s and Tiptree’s understanding in your response letter.
Care hereby confirms and undertakes on behalf of itself and Tiptree that it will proceed promptly following the trigger of any offer condition during the offer period to promptly inform security holders of its intentions.
Letter of Transmittal
28. We note that in the letter to be delivered by a tendering security holder to you the letter improperly asks a security holder to represent that the security holder has “read and agrees” to all of the terms of the offer. Please revise to delete the requirement that security holders certify that they have read and agreed to all of the terms of the offering materials. Alternatively, amend each letter to include a legend in bold typeface that indicates the company does not view the certification made by security holders that they have read the offering materials (and agreed to all of its terms) as a waiver of liability and that the company promises not to assert that this acknowledgement constitutes a waiver of liability.
Care confirms that it does not view the certification made by securities holders as a waiver of liability and agrees not to assert that this provision constitutes a waiver of liability. We will amend the Letter of Transmittal to include a legend in boldface type that indicates Care does not view the certifications made by security holders that they have read and understand the offer materials as a waiver of liability and Care agrees not to assert that this provision constitutes a waiver of liability.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
May 18, 2010

* * *
     If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.

Very truly yours,
/s/ Thomas P. Conaghan
Thomas P. Conaghan

          Enclosures

cc:	Paul F. Hughes Michael Littenberg, Esq.